UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. __)*

Macquarie/First Trust Global Infrastructure/Utilities

Dividend & Income Fund

(Name of Issuer)

Common Shares

(Title of Class of Securities)

55607W100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 55607W100

1.	NAME OF REPORTING PERSON LPL Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 456,491.40

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,491.40
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% *
12.	TYPE OF REPORTING PERSON BD, IA

*

Based on 8,547,442 Common Shares outstanding as of May 31, 2022, as reported in the Issuer’s Certified Shareholder Report on Form N-CSR filed with the Securities and Exchange Commission on August 3, 2022.

CUSIP No. 55607W100

Schedule 13G

Item	1(a). Name of Issuer

Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund

Item	1(b). Address of Issuer’s Principal Executive Offices

120 East Liberty Drive, Suite 400, Wheaton, IL 60187

Item	2(a). Name of Person Filing

LPL Financial LLC (“LPL”)

Item	2(b). Address of Principal Business Office

75 State Street, Boston, Massachusetts 02109

Item	2(c). Citizenship

California

Item	2(d). Title of Class of Securities

Common Shares

Item	2(e). CUSIP Number

55607W100

Item	3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 55607W100

Item	4. Ownership

The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G. LPL, in its capacity as investment adviser, may be deemed to beneficially own the Common Shares reported herein, which are held by clients who have granted discretionary authority to dispose of or direct the disposition of the shares to an independent contractor of LPL.

Item	5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item	6. Ownership of More than Five Percent on Behalf of Another Person

The Common Shares reported herein by LPL, in its capacity as investment adviser, are owned by clients who have granted discretionary authority to dispose of or direct the disposition of the shares to an independent contractor of LPL. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such clients are known to have such right or power with respect to more than five percent of the Common Shares.

Item	7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item	8. Identification and Classification of Members of the Group

Not Applicable.

Item	9. Notice of Dissolution of Group

Not Applicable.

Item	10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 55607W100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 3, 2023

LPL FINANCIAL LLC

By:	/s/ Allison Bevacqua
Name: Allison Bevacqua
Title: SVP, Product & Platform Compliance

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